Exhibit (e)(2)

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is effective as of March 1, 2012 (the “Effective Date”), and as of the Effective Date amends and restates in its entirety the Employment Agreement dated April 24, 2009 by and between VERENIUM CORPORATION (hereinafter the “Company”), and James Levine (hereinafter “Executive”), as previously amended on March 31, 2011 (the “Prior Employment Agreement”).

RECITALS

WHEREAS, the Company and Executive wish to amend and restate the Prior Employment Agreement as of the Effective Date to reflect the Executive’s revised compensation arrangement and other terms of employment;

NOW, THEREFORE, the Company and Executive, in consideration of the mutual promises set forth herein, agree that the Prior Employment Agreement is amended as of the Effective Date as follows:

1.                                      Term. This Agreement is effective as of the Effective Date and shall continue until it is terminated by you or the Company in accordance with, and subject to the obligations set forth in, the provisions of Section 5 below (the “Term”).

2.                                      Duties and Responsibilities. During the Term of this Agreement, you shall have, and you agree to carry out to the best of your ability, the duties and responsibilities of President and Chief Executive Officer. You shall have such executive responsibilities and duties as are assigned by the Board of Directors of the Company (the “Board”) and are consistent with the positions of President and Chief Executive Officer. In the performance of your duties and responsibilities hereunder, you shall regularly report to the Board. You agree to devote your full business time, attention and energies to the business and interests of the Company during the Term of this Agreement and you will not accept any outside position without the prior written consent of the Board, except that you may serve on up to a maximum of two boards of directors provided that you have approval of the Board’s Compensation Committee and provided that your time spent in such service is reasonable and does not detract from the performance of your duties to the Company. You warrant that you are free to enter into and fully perform this Agreement and are not subject to any employment, confidentiality, non-competition or other agreement which would restrict your performance under this Agreement. You were previously appointed to serve in the class of directors whose terms expire at the Company’s 2013 annual stockholders’ meeting. In connection with the termination of your employment by the Company as President and Chief Executive Officer, you shall resign from the Board effective simultaneously with the effective date of such termination, unless otherwise requested by the remaining Board members. You shall fulfill your duties and responsibilities to the Company hereunder primarily from the Company’s office located in San Diego, California;

provided, however, that the Company may from time to time require you to travel temporarily to other locations in connection with the Company’s business.

3.                                      Compensation and Benefits. Subject to your adherence to all of your responsibilities under this Agreement, during the Term of this Agreement you shall be entitled to receive the following compensation and benefits.

(a)                                 Base Salary. Commencing on the Effective Date, and during the Term of this Agreement, the Company will pay you a base salary at not less than the bi-weekly rate of $18,846.15 (“Base Salary”), minus withholdings as required by law or other deductions authorized by you, which amount shall be paid to you in periodic installments in accordance with the Company’s payroll practices then in effect. Your Base Salary shall be subject to review and upward adjustment on an annual basis; provided, however, that subject to the provisions of Section 5(f), your Base Salary may be reduced at any time in connection with an across-the-board reduction of all senior executives’ annual base salaries.

(b)                                 Incentive Bonus. For each calendar year during the Term of this Agreement, you will be eligible to receive an annual performance-based incentive bonus, based upon the achievement of milestones set by the Board, with a target bonus of 60% percent of the last annual Base Salary rate in effect for you during such calendar year (the “Bonus”). Any incentive bonus earned by you will be paid in accordance with the Company’s standard practices and policies regarding bonuses, and which shall be paid in the calendar year following the year for which the Bonus was earned. Except as otherwise provided in this Agreement, to be eligible to have earned a Bonus for a calendar year, you must be employed through the last date of such calendar year.

(c)                                  Benefits. During the Term of this Agreement, you shall be entitled to participate, to the extent you are otherwise eligible, in all group insurance programs or other fringe benefit plans which the Company shall make available to similarly situated employees. The Company may alter, modify, add to or delete its employee benefit plans at any time as it, in its sole judgment, determines to be appropriate, without recourse by you.

(d)                                 Vacation. You will be entitled to four (4) weeks of vacation per calendar year, in accordance with the Company’s vacation policy as in effect from time to time.

(e)                                  Stock Options and Restricted Shares. All Company stock option and restricted stock awards previously granted to you shall continue in effect from and following the Effective Date in accordance with their existing terms. You may be eligible to receive additional grants of Company stock option and restricted stock awards in the sole discretion and subject to the approval of the Compensation Committee of the Board.

(f)                                   Change in Control Acceleration of Vesting. Upon a Change in Control (as defined below), the vesting of stock options and any other equity awards to purchase Company stock held by you will automatically accelerate as follows:

(i)                                    effective immediately prior to such Change in Control, all stock options, restricted stock, and any other equity awards except your “Undetermined Performance Based Options” (as defined below), shall accelerate vesting and no longer be subject to a risk of forfeiture or a right to repurchase by the Company, if applicable, as if you had been employed by the Company for an additional period of twenty four (24) months as of the date of the Change in Control. Subject to your continued service with the Company following the Change in Control, any remaining unvested portion of such accelerated equity awards will continue to vest according to the terms of the applicable equity award agreements, but on the schedule and at the rate of number of shares as such awards would have vested if the original vesting schedule applicable to such options had been accelerated by twenty-four (24 months. For example, if at the time of the Change in Control the unvested portion of your equity award is 3,600 shares, which would otherwise continue to vest in 36 equal monthly installments of 100 shares each, then (A) 2,400 shares shall become vested immediately upon the Change in Control and (ii) the remaining 1,200 shares will vest during your continued service following the Change in Control in twelve monthly installments of 100 shares, with the result being that your award will be fully vested twenty-four months earlier than it would have been had no Change in Control occurred.

(ii)                                for those Performance Based Options for which, at the time of the Change in Control, performance assessments have not yet been made by the Board or Compensation Committee that the Performance Goals applicable to such awards have been achieved (the “Undetermined Performance Based Options”) vesting of the Undetermined Performance Based Options shall be accelerated so that such options shall vest on a pro rata basis monthly, commencing from the date of the Change in Control until the earlier of (x) the original vesting date of such options, or (y) the date which is four (4) years after the Change in Control. Following a Change in Control, the Undetermined Performance Based Options that accelerate vesting pursuant to this provision shall remain subject to acceleration of vesting as provided in Section 3(e) based on achievement of the Performance Goals.

(iii)                            in the event that the Company agrees to, approves, enters, or is required to enter into a transaction, a series of related transactions, or a proceeding, or nominates one or more directors such that any of the foregoing would result in a Change in Control, the Board will assess whether any additional accelerated vesting of your equity awards should occur.

(g)                                 Change in Control. For purposes of this Agreement, “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)                                    any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person from the Company in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (B) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii)                                there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)                            the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;

(iv)                             there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v)                                 individuals who, on the date this Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

For the avoidance of doubt, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company. Capitalized terms utilized in the foregoing definition of Change in Control shall have the following meanings:

(vi)                             “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), except that “Exchange Act Person” shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities.

(vii)                         “Entity” means a corporation, partnership, limited liability company or other entity.

(viii)                     “Own,” “Owned,” “Owner,” “Ownership” A person or Entity shall be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ix)                             “Subsidiary” means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital) of more than fifty percent (50%).

(h)                                 Business Expense Reimbursement. The Company shall reimburse you for the travel, entertainment and all other business related expenses reasonably incurred by you in the performance of your duties hereunder in accordance with the Company’s policies as in effect from time to time for senior executives

(i)                                    Indemnification. The Company agrees that you shall be entitled to indemnification to the fullest extent permitted under the Company’s Articles of Incorporation and Bylaws, and as required by law. In addition, the Company will also provide you with an Indemnity Agreement, in the form attached hereto as Exhibit A.

4.                                      Confidential and Proprietary Information; Restrictive Covenants; Non solicitation; Indemnification.

(a)                                 Covenant not to Compete. You acknowledge that by virtue of your employment pursuant to this Agreement, you will have access to valuable trade secrets and other confidential business and proprietary information of the Company. Except with the prior written consent of the Board you will not, during your employment by the Company, engage in competition with the Company and/or any of its Affiliates, either directly or indirectly in any manner or capacity, as adviser, principal, agent, affiliate, promoter, partner, officer, director, employee, stockholder, owner, co-owner, consultant, or otherwise, in any phase of the business of researching, developing, manufacturing, or marketing of products or services which are in the same field of use or which otherwise compete with the products or services or proposed products or services of the Company and/or any of its Affiliates. For purposes of this Agreement, “Affiliate” means any subsidiary of the Company or any other entity that is controlled by or is under common control with the Company. Except with the prior written consent of the Board, you shall not, during your employment by the Company and for a period of one (1) year thereafter (the “Restricted Period”), engage in competition with the Company or any of its Affiliates, either directly or indirectly, as adviser, principal, agent, affiliate, promoter, partner, officer, director, employee, stockholder, owner, co-owner, consultant, or otherwise, in any phase of the business of the research, development, manufacturing, production, sales, or marketing of industrial enzymes. Ownership by you, as a passive investment, of less than two percent (2%) of the outstanding shares of capital stock of any corporation with one or more classes of its capital stock listed on a national securities exchange or publicly traded on the Nasdaq Stock Market or in the over-the-counter market shall not constitute a breach of this paragraph.

(b)                                 Agreement not to Participate in Company’s Competitors. During any period during which you are receiving compensation or consideration from the Company, you will not acquire, assume, or participate in, directly or indirectly, any position, investment, or interest known by you at the time of such position, investment or interest to be adverse or antagonistic to the Company, its business, or prospects, financial or otherwise, or in any company, person, or entity that is, directly or indirectly, in competition with the business of the

Company or any of its Affiliates. Ownership by you, as a passive investment, of less than two percent (2%) of the outstanding shares of capital stock of any corporation with one or more classes of its capital stock listed on a national securities exchange or publicly traded on the Nasdaq Stock Market or in the over-the-counter market shall not constitute a breach of this paragraph.

(c)                                  Non-solicitation. During the Restricted Period you shall not, either directly, or through others: (1) hire or participate in the hiring of any individual who is at that time an employee, consultant or independent contractor of the Company or any Affiliate; (2) solicit or attempt to solicit any individual who is at that time an employee, consultant or independent contractor of the Company or any Affiliate to terminate his or her relationship with the Company or any Affiliate in order to become an employee, consultant or independent contractor to or for any person or business entity; or (3) solicit or attempt to solicit the business of any client, customer, supplier, service provider, vendor, or distributor of the Company or any Affiliate that is at that time, or that was during the one (1) year immediately prior thereto, doing business with the Company or any Affiliate for the purpose of engaging in competition with the Company or any of its Affiliates, provided that the foregoing prohibitions shall not apply to any employee who responds to a general solicitation or advertisement regarding employment with the Company or its affiliates.

(d)                                 Employee Invention and Non-Disclosure Agreement. As a condition of employment, you agree to execute and abide by the Company’s standard Employee Invention and Non-Disclosure Agreement, a copy of which is attached hereto as Exhibit B.

5.                                      Termination. You and the Company shall be free to terminate this Agreement as follows and subject to the payment obligations set forth herein:

(a)                                 By the Company for Cause. The Company shall have the right to terminate your employment hereunder at any time for “Cause.” For purposes of this Agreement only, “Cause” shall be defined to include (1) material misconduct in the performance of your duties and responsibilities hereunder, (2) your material failure, refusal or inability (other than for reasons of disability) to perform your duties and responsibilities hereunder or to carry out any lawful direction of the CEO or the Board, (3) breach by you of a material term of this Agreement, the Employee Invention and Non-Disclosure Agreement, or any other agreement between you and the Company, (4) conviction of or plea of nolo contendere to, a felony or other crime involving moral turpitude, or imprisonment for any crime; (5) your material failure to comply with Company written policies, including but not limited to Equal Employment Opportunity and Harassment policies, Professional Conduct policy, and/or Code of Business Conduct and Ethics policy; and (6) your violation of any statutory or fiduciary duty owed to the Company; provided, however, that in the event of a potential termination under subclauses 2, 3, or 5 above, such termination may not occur until at least thirty (30) days after the Company has provided you with a detailed written notice of the ground(s) for such potential termination, and then only if in the reasonable determination of the CEO or the Board you have failed to correct the behavior giving rise to such potential termination. Notwithstanding any other provision of this Agreement, in the event of a termination for Cause pursuant to this paragraph, the Company shall only be obligated to pay you (i) your Base Salary through the date of your termination, (ii) your accrued but unused vacation, (iii) any earned, but unpaid, Bonus described in Section 3(b) with respect to the calendar year immediately preceding the year in which your employment is terminated, based on the achievement of the performance milestones established for such calendar year in accordance with Section 3(b), as determined by the Board of Directors, which determination may occur either before or after your termination of employment so that you may have earned a Bonus described in Section 3(b) notwithstanding your termination of employment following the calendar year for which the Bonus was earned but prior to the date such determination (or an associated bonus payment) is made (the “Unpaid Bonus”), and (iv) such other benefits and payments to which you may be entitled by law or pursuant to the benefit plans of the Company then in effect (collectively, the “Accrued Obligations”). Any Accrued Obligations other than Unpaid Bonus shall be paid to you either upon, or as soon as administratively practicable following, your termination of employment. Any Unpaid Bonus will be paid to you as soon as administratively practicable following the later of: (i) your termination of employment, or (ii) the determination by the Board of Directors that one or more of the performance milestones applicable to such Bonus amounts have been achieved, provided that following a Change in Control, if the Board of Directors has at any time determined (whether such determination is made before or after a Change in Control) that one or more pre-established performance milestones (if any) applicable to such Bonus amount have been achieved, any determination by the Board of Directors of the amount of Bonus payable shall be made without any exercise of negative discretion by the Board of Directors to reduce the Bonus amount.

(b)                                 Death; Disability. Your employment hereunder shall terminate in the event of your death and in the event that you shall be prevented, by illness, accident, disability or any other physical or mental condition (to be determined by means of a written opinion of a competent medical doctor chosen by mutual agreement of the Company and you or your personal representative), from substantially performing your duties and responsibilities hereunder, with or without a reasonable accommodation, for one or more periods totaling ninety (90) days in any twelve (12) month period. In the event of a termination of your employment pursuant to this paragraph, you or your estate, as applicable, shall be entitled to receive payment of the Accrued Obligations. You shall also be eligible to receive any disability-related benefits provided by the Company at the time of such disability, in accordance with the terms and conditions of such benefit plans.

(c)                                  Termination by the Company Other Than for Cause. The Company shall have the right to terminate your employment hereunder at any time other than for Cause. In the event of a termination by Company pursuant to this paragraph that occurs at any time prior to the effective date of a Change in Control, or more than fifteen (15) months following the effective date of a Change in Control, you shall be entitled to receive payment of the Accrued Obligations and the following severance pay and related benefits, subject to your timely provision of the effective Release of claims required by Section 5(e):

(i)                                    the Company will pay you severance pay in the amount of (A) twelve (12) months of your then-current Base Salary plus (B) the higher of (i) your target Bonus for the year in which the termination occurs or (ii) the average percentage of your Base Salary paid to you as Bonus in the two fiscal years prior to the termination date, in each case pro-rated by the number of days you were employed in the calendar year of the termination, provided however, that if the termination date occurs during the first year of employment, the pro-rated amount of the Bonus, if any, shall be determined in the sole discretion of the Board or the Compensation Committee (A and B, collectively are the “Severance Pay”). Your Severance Pay shall be paid in equal installments over a period of twelve (12) months commencing on your termination date minus required withholdings, which severance payments will be made to you on the Company’s normal payroll cycle; provided, however that any amounts otherwise scheduled to be paid prior to the effective date of the Release required by Section 5(e) shall instead accrue and be paid on the first payroll date following the effective date of the Release.

(ii)                                should you elect to continue your group health and dental insurance benefits in accordance with the provisions of COBRA following the date of your termination, the Company shall pay the full premium for such health and dental insurance continuation benefits for a period of twelve (12) months commencing with the first calendar month that commences following your termination date (the “COBRA Payment Period”); provided, however, that any such payments will cease if you voluntarily enroll in a health insurance plan offered by another employer or entity during the period in which the Company is paying such premiums. You agree to immediately notify the Company in writing of any such enrollment. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the Company cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay you a taxable cash amount, which payment shall be made regardless of whether you or your eligible family members elect health care continuation coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly installments on the same schedule that the COBRA Premiums would otherwise have been paid to the insurer. The Health Care Benefit Payment shall be equal to the amount that the Company would have otherwise paid for COBRA insurance premiums (which amount shall be calculated based on the premium for the first month of coverage), and shall be paid until the earlier of (i) expiration of the COBRA Payment Period, or (ii) the date you voluntarily enroll in a health insurance plan offered by another employer or entity.

(iii)                            notwithstanding the terms of any stock option grants and/or restricted stock awards, the vesting of such equity awards will automatically accelerate such that, in addition to any vesting acceleration earned by you pursuant to Section 3(e) or 3(f) of this Agreement prior to the effective date of such termination, effective on the date of such termination you will be deemed vested as if you had remained employed by the Company for an additional period of twenty four (24) months as of the date of termination and all restricted stock held by you that would otherwise vest as if you had been employed by the Company for an additional twenty four (24) months as of the date of termination shall automatically and immediately vest and no longer be subject to forfeiture or a right to repurchase by the Company as of the date of termination.

Any severance benefits provided under this Section 5(c) shall be calculated without giving effect to any reduction in your Base Salary that would give you the right to resign for Good Reason.

(d)                                 Termination by the Company Other Than for Cause Upon or Within 15 Months Following a Change in Control. In the event that upon the effective date of a Change in Control or at any time within the fifteen (15) month period following the effective date of a Change in Control the Company shall terminate your employment other than for Cause, you shall be entitled to receive payment of the Accrued Obligations and the following severance pay and related benefits in lieu of, and not additional to, the benefits specified in Section 5(c) of this Agreement:

(i)                                    The Company will pay you severance pay in the amount of (A) twenty four (24) months of your then-current Base Salary, plus (B) 200% of your target Bonus for the year in which the termination occurs (A and B, collectively are the “Severance Pay”). Your Severance Pay shall be paid in a single lump sum in the first payroll period following the effective date of the Release required by Section 5(e), minus required withholdings.

(ii)                                Should you elect to continue your group health and dental insurance benefits in accordance with the provisions of COBRA following the date of your termination, the Company shall pay the full premium for such health and dental insurance continuation benefits for a period of twenty four (24) months commencing with the first calendar month that commences following your termination date (the “Change in Control COBRA Payment Period”); provided, however, that any such payments will cease if you voluntarily enroll in a health insurance plan offered by another employer or entity during the period in which the Company is paying such premiums. You agree to immediately notify the Company in writing of any such enrollment. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the Company cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay you a taxable cash amount, which payment shall be made regardless of whether you or your eligible family members elect health care continuation coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly installments on the same schedule that the COBRA Premiums would otherwise have been paid to the insurer. The Health Care Benefit Payment shall be equal to the amount that the Company would have otherwise paid for COBRA insurance premiums (which amount shall be calculated based on the premium for the first month of coverage), and shall be paid until the earlier of (i) expiration of the Change in Control COBRA Payment Period, or (ii) the date you voluntarily enroll in a health insurance plan offered by another employer or entity.

(iii)                            All equity awards except any Undetermined Performance Based Options that are unvested as of the effective date of such termination shall be immediately accelerated such that they shall be fully vested and exercisable as of the effective date of such termination.

Any severance benefits provided under this Section 5(d) shall be calculated without giving effect to any reduction in your Base Salary that would give you the right to resign for Good Reason.

(e)                                  Release and Non-disclosure. Your right to receive such severance pay, stock and/or option accelerated vesting benefits, and related benefits as set forth in Sections 5(c) and 5(d) shall be contingent upon (x) your compliance with all of your obligations under this Agreement and the Employee Invention and Non-Disclosure Agreement, and (y) your delivery to the Company of a general release of all claims against the Company and its affiliates in the form attached hereto as Exhibit A or in such other form as may be specified by the Company (the “Release”), within the applicable time period set forth therein but in no event later than forty-five (45) days following your termination of employment, and permitting such release to become fully effective in accordance with its terms (such latest permitted effective date is the “Release Deadline”).

(f)                                   Termination by You for Good Reason. You shall have the right to terminate your employment hereunder at any time for “Good Reason” (as defined below). In the event that you resign your employment with “Good Reason,” at any time prior to the effective date of a Change in Control, or more than fifteen (15) months following a Change in Control, your resignation shall be deemed to be a termination of your employment by the Company other than for Cause pursuant to paragraph 5(c) above, in which event both you and the Company shall have your respective rights and obligations under such paragraph 5(c) above in the event of such a termination. In the event that you resign your employment with “Good Reason,” upon or within fifteen (15) months following the effective date of a Change in Control, your resignation shall be deemed to be a Termination by the Company Other Than for Cause Upon or Within 15 Months Following a Change in Control pursuant to paragraph 5(d) above, in which event both you and the Company shall have your respective rights and obligations under such paragraph 5(d) above in the event of such a termination. In the event that you do not send the Company a written notice of your intent to resign pursuant to this paragraph within ninety (90) days following an event constituting Good Reason, your rights under this paragraph

5(f) shall cease as to such event. For purposes of this Agreement, the phrase “Good Reason” shall mean any one of the following events which occurs without your consent on or after the commencement of your employment, provided that you have first provided written notice to any member of the Board (or the surviving corporation, as applicable) within 90 days of the first such occurrence of such condition specifying the event(s) constituting Good Reason and specifying that you intend to terminate your employment not earlier than 30 days after providing such notice, and the Company (or surviving corporation) has not cured such event(s) within 30 days (or such longer period as may be specified by you in such notice) after your written notice is received by such member of the Board (or by the surviving corporation) (the “Cure Period”), and you resign within thirty (30) days following the end of the Cure Period: (i) a material reduction in your duties, authority or responsibilities as described in Section 2 of this Agreement, (ii) a material reduction in your Base Salary, provided, however, that a reduction in your Base Salary shall not constitute Good Reason if it (A) is made in connection with an across-the-board reduction of all senior executives’ annual base salaries, and (B) does not occur within the fifteen (15) month period following the effective date of a Change in Control, (iii) material reduction of your ability to participate in the Company’s fringe and benefit plans that effectively constitutes your “involuntary separation from service” for purposes of Treas. Reg. Section 1.409A-1(n), other than any reduction that (A) is part of a general reduction or other concessionary arrangement affecting all senior officers, and (B) does not occur within the fifteen (15) month period following the effective date of a Change in Control, (it being understood that, solely for purposes of this paragraph 5(f), such a reduction in the ability to participate in the Company’s fringe and benefit plans is considered a material breach of this Agreement), (iv) the Company requires you to permanently relocate your office to a location outside the geographic area described in Section 2 of this Agreement which requires a one-way increase in your driving distance of more than twenty-five (25) miles, or (v) any other conduct that constitutes a material breach by the Company of a material term of this Agreement, or any other written agreement between the Company and you.

(g)                                 Termination by You for Any Other Reason. You shall have the right to terminate your employment hereunder at any time for any reason not otherwise covered by paragraph 5(f) by providing ninety (90) days’ prior written notice to the Company. In the event of a termination by you pursuant to the preceding sentence, the Company shall only be obligated to pay you the Accrued Obligations. The Company shall be obligated, however, to continue to pay your full compensation as described in Section 3 hereof up to and through the expiration of the ninety (90) day notice period.

(h)                                 Non-Duplication of Severance Benefits. For the avoidance of doubt, in no event shall you receive severance benefits under both paragraph 5(c) and paragraph 5(d) of this Agreement.

6.                                      Specific Performance. You recognize and agree that the Company’s remedy at law for breach of the Employee Invention and Non-Disclosure Agreement would be inadequate, and further agree that, for breach of such provisions, the Company shall be entitled to seek injunctive relief and to enforce its rights by an action for specific performance.

7.                                      Certain Tax Issues.

(a)                                 Withholding. All payments made to you pursuant to this Agreement or otherwise in connection with your employment shall be subject to the usual withholding practices of the Company and will be made in compliance with existing federal and state requirements regarding the withholding of tax.

(b)                                 Application of Internal Revenue Code Section 409A. Notwithstanding anything to the contrary herein, the following provisions apply to the extent severance benefits provided herein are subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”). Severance benefits shall not commence until you have a “separation from service” for purposes of Section 409A. Each installment of severance benefits is a separate “payment” for purposes of Treas. Reg. Section 1.409A-2(b)(2)(i), and the severance benefits are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if such exemptions are not available and you are, upon separation from service, a “specified employee” for purposes of Section 409A, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A, the timing of the severance benefits payments shall be delayed until the earlier of (i) six (6) months and one day after your separation from service, or (ii) your death.). None of the severance benefits will be paid or otherwise delivered prior to the effective date of the Release required by Section 5(e). If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the separation agreement could become effective in the calendar year following the calendar year in which you separate from service, the Release will not be deemed effective any earlier than the Release Deadline for purposes of commencing the severance benefit payments. Except to the minimum extent that payments must be delayed because you are a “specified employee” or until the effectiveness of the Release, all amounts will be paid as soon as practicable in accordance with the Company’s normal payroll practices in accordance with the schedules for payment set forth herein. The severance benefits are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences to you under Section 409A, and any ambiguities herein shall be interpreted accordingly.

(c)                                  Parachute Payment. In the event the benefits provided by this Agreement, when aggregated with any other payments or benefits received by you, would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount. The “Reduced Amount”

shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits. In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of your stock awards.

The accounting firm engaged by the Company for general audit purposes or tax advisory/compliance as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, then the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a Payment is triggered (if requested at that time by you or the Company) or such other time as requested by you or the Company. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish you and the Company with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon you and the Company.

8.                                      Continuation of Employment. You understand, acknowledge and agree that this Agreement does not create an obligation for the Company or any other person to continue your employment and, subject to your right to receive compensation and benefits as provided in Section 5, you will be an at-will employee and the Company may terminate your employment at any time subject to any notice provisions set forth in this Agreement.

9.                                      Choice of Law. This Agreement, and all disputes arising under or related to it, shall be governed by the law of the State of California.

10.                               Arbitration. All disputes arising out of this Agreement (other than initial applications for injunctive relief under the Employee Invention Agreement) shall be resolved by final and binding arbitration. The arbitration shall be conducted in San Diego, California under the American Arbitration Association’s (“AAA”) National Rules for the Resolution of Employment Disputes employing a single arbitrator selected upon mutual agreement of the parties. The arbitrator will have the power to award any types of legal or equitable relief that would be available in a court of competent jurisdiction, including an award of attorneys’ fee and costs to the prevailing party. Each party will be responsible for their own costs and attorney’s fees, other than the costs for AAA and the single arbitrator, which shall be borne by the Company.

11.                               Assignment. This Agreement, and the rights and obligations of you and the Company hereunder, shall inure to the benefit of and shall be binding upon, you, your heirs and representatives, and upon the Company and the Company’s successors and assigns. This Agreement may not be assigned by you. Any assignment in contravention of this Section 12 shall be null and void.

12.                               Severability. In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. Moreover, if any one or more of the provisions contained in this Agreement shall be held to be excessively broad as to duration, activity or subject, such provision shall be construed by limiting or reducing them so as to be enforceable to the maximum extent compatible with applicable law.

13.                               Consultation with Counsel; No Representations. You agree and acknowledge that you have had a full and complete opportunity to consult with counsel of your own choosing concerning the terms, enforceability and implications of this Agreement. Both you and the Company acknowledge that neither party has made any representations or warranties to the other party concerning the terms, enforceability or implications of this Agreement other than as are reflected in this Agreement.

14.                               No Mitigation; No Set Off. In the event of any termination of employment hereunder, you shall be under no obligation to seek other employment and there shall be no offset against any amounts due to you under this Agreement on account of any remuneration attributable to any subsequent employment that you may obtain.

15.                               Company Representations. The Company represents and warrants that it is duly authorized to enter into this Agreement, that there is no law, agreement or other legal restriction on its entering into this Agreement, that its Board has approved this Agreement and that the officer signing this Agreement is duly authorized and empowered to sign this Agreement on behalf of the Company

16.                               Effect of Agreement on Other Benefits. Except as specifically provided in this Agreement, the existence of this Agreement shall not prohibit or restrict your entitlement to full participation in the employee benefit and other plans or programs in which comparable senior executives of the Company are eligible to participate.

17.                               Integration. This Agreement, the documents and Exhibits attached hereto (all of which are incorporated herein by reference), and the documents associated with your stock option grants described in Section 3(e) of this Agreement, set forth the entire agreement of the parties hereto in respect of the subject matter contained herein and therein and supersede all prior and contemporaneous conflicting agreements, promises, covenants, arrangements, understandings, communications, representations or warranties, whether oral or written, by any party hereto (or representative of either party hereto), including but not limited to the Prior Employment Agreement.

18.                               Modification; Waiver. No provision of this Agreement may be modified, amended, waived or discharged unless such waiver, modification, amendment or discharge is agreed to in writing and signed by you and the Chairman of the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

19.                               Notices. All notices required by this Agreement shall be in writing and shall be deemed to have been duly delivered when delivered in person or when mailed by certified mail, return receipt requested, as follows:

(a)                                 If to you:

Mr. James E. Levine

(b)                                 If to Company:

Verenium Corporation

4955 Directors Place

San Diego, CA 92121

Attn: Board of Directors

With a copy to:

Wain Fishburn

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121-1909

or to such other address as a party hereto shall specify in writing given in accordance with this section.

If the foregoing correctly conforms to your understanding of the agreement between you and Company, please sign and date the enclosed copy of this Agreement and return it to us.

Very truly yours,

VERENIUM CORPORATION

	By:	/s/ James H. Cavanaugh
	Name:	Dr. James H. Cavanaugh
	Title:	Chairman of the Board of Directors

Agreement Confirmed:

/s/ James E. Levine
James E. Levine

Enclosures

Exhibit A:                                         Indemnity Agreement

Exhibit B:                                         Employee Invention and Non-Disclosure Agreement

Exhibit C:                                         Release and Waiver of Claims